116 West 23rd Street, 5th Floor, New York, NY 10011

February 2, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Charles Lee, Attorney-Advisor

Re:	New Energy Systems Group (the "Company")
Form 10-K
Filed April 15, 2010
File No. 000-49715
Form 10-Q filed May 14, 2010, File No. 000-49715
Form 10-Q filed November 15, 2010, File No. 001-34847

Dear Mr. Webb:

We are responding to comments contained in the Staff letter, dated January 6, 2011, addressed to Jufeng Chen, the Company’s Chief Financial Officer, with respect to the Company’s Registration Statement on Form 10-K filed on April 15, 2010 (the “10-K”), the Company’s Form 10-Q filed on May 14, 2010, and the Company’s Form 10-Q filed on November 15, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-K for the Year Ended December 31, 2009

Manufacturing and Raw Materials, page 8

1.
When you file the amendment noted in your response to prior comment 5, please ensure the disclosure you amend is consistent with the disclosure you do not intend to change.  For example, it appears that the disclosure regarding vendors in 2008 noted in your response is inconsistent with the first paragraph on page F-20.

116 West 23rd Street, 5th Floor, New York, NY 10011

Response:

Noted, we propose to revise our prior comment 5 as follows to ensure that the amended disclosure is consistent with the disclosure we do not intend to change:

Manufacturing and Raw Materials

We purchase various battery components and raw materials for use in our manufacturing processes. The principal raw materials we purchase for E’Jenie are aluminum and steel. These raw materials are used for our battery shell and cover segment. The largest supplier for this segment is Shenzhen Yibao Tech. Co., Ltd. which accounted for 9% and 10% of our total purchases in 2009 and 2008, respectively. The price of steel has increased significantly in the past year, and we believe that it will continue to increase. The increases reduced our gross margins, since some of them cannot be passed on to our customers.

Since we launched our battery assembly and finished battery distribution business in August 2008, we have also purchased battery components such as batteries and packaging labels from a number of suppliers. We have three major suppliers which provided us batteries. They are Shenzhen Da Ke Battery Co., Ltd., Shenzhen Tian Lu Battery Co., Ltd., and Shenzhen Di Kai Te Battery Electronic Tech. Co., Ltd. In 2009 and 2008, they accounted for 24% and 23%, 19% and 36%, and 34% and 30% of our total purchases, respectively.

Anytone’s major products are portable mobile power devices, each of which needs different components. These components include, but are not limited to, solar panels, solar batteries, PCB, Polymer batteries, lithium ion batteries, LCD, and LED emitters. Since Anytone was acquired by the Company in December of 2009, two of Anytone’s largest suppliers, Shenzhen Guanghaoyu Electronics Co., Ltd., which supplies solar panels and solar batteries, and Shenzhen BAK Battery Co., Ltd., which is Anytone’s largest supplier for PCB, Lithium battery, Polymer batteries, accounted for 4% and 4% of the Company’s total purchases in 2008 and 2009, respectively.

Normally, the annual purchase plan for raw materials, such as aluminum and steel, is determined at the end of the prior calendar year or beginning of the calendar year according to past customers’ orders and our own sales forecast. Based on this plan, the Company places its purchase orders at the end of each month for the next month. Such purchase orders with key suppliers can be revised monthly in accordance with the purchase orders we received from our customers monthly. We believe this arrangement protects us from inventory surplus when the orders from customers change.

Overall, our three largest suppliers are Shenzhen Da Ke Battery Co., Ltd., Shenzhen Tian Lu Battery Co., Ltd., and Shenzhen Di Kai Te Battery Electronic Tech. Co., Ltd. which account for approximately 66% of all components and raw materials purchased. Each of them accounted for more than 10% of our purchases in 2009. Compared to 2008, our three largest vendors remained the same. Our three largest vendors in 2009 and 2008 are listed as follows:

Vendor name	Percentage of Total Purchased amount in 2009	Percentage of Total Purchased amount in 2008
Shenzhen Da Ke Battery Co., Ltd.	24%	36%
Shenzhen Tian Lu Battery Co., Ltd.	23%	34%
Shenzhen Di Kai Te Battery Electronic Tech. Co., Ltd.	19%	30%

116 West 23rd Street, 5th Floor, New York, NY 10011

Item 2.  Properties, page 12

2.	Please disclose your response to prior comment 8 in applicable future filings.

Response:

Noted, we will disclose our response to prior comment 8 in applicable future filings.

Item 5.   Market for Registrant’s Common Equity…, page 13

3.	We will continue to evaluate your response to prior comments 9, 11, 12, 21, and 22 after you file the amendment mentioned in those responses.

Response:

Noted, we acknowledge that the SEC will continue to evaluate our response to prior comments 9, 11, 12, 21, and 22 after the Company files the amendment mentioned in those responses.

Item 7, Management’s Discussion and Analysis…, page 14

Liquidity and Capital Resources, page 17

4.
Please expand your response to prior comment 12 to provide the information in the “missing graphic reference.” In this regard, it is unclear why your response does not address the disclosure differences in the table on page 17 and on page F-5.  It is similarly unclear how the loan payable “is now disclosed in the liquidity and capital resources section.”

Response:

Noted, we propose to revise our disclosure of Liquidity and Capital Resources on page 17 to be reconciled with the consolidated cash flow statement on page F-5 as follows:

LIQUIDITY AND CAPITAL RESOURCES

Cash has historically been generated from operations. Operations and liquidity needs are funded primarily through cash flows from operations and short-term borrowings. Cash and equivalents were $3,651,990 as of December 31, 2009. Working capital at December 31, 2009 was $4,241,638.

The following is a summary of cash provided by or used in each of the indicated types of activities during the year ended December 31, 2009 and 2008:

	2009	2008
Cash provided by (used in):
Operating Activities	$4,564,944	$1,184,532
Investment Activities	(5,598,172)	(6,025)
Financing Activities	(2,270,729)	2,162,150

Net cash flow provided by operating activities was $4,564,944 for the year ended December 31, 2009, compared to $1,184,532 for 2008. The increase in net cash flow provided by operating activities for 2009 from 2008 was mainly due to an increase in sales, quick payment collection on accounts receivable and our effort to keep inventory low.

Net cash flow used in investment activities was $5,598,172 for the year ended December 31, 2009, compared to $6,025 in 2008.  In 2009, we paid $2,998,244 for Newpower acquisition; we paid $5,000,000 (50% of cash portion of the purchase price of Anytone) for the acquisition of Anytone and received $2,401,140 cash from Anytone through the acquisition, while we purchased fixed assets for $6,025 in 2008.

116 West 23rd Street, 5th Floor, New York, NY 10011

Net cash flow used in financing activities was $2,270,729 for the year ended December 31, 2009 compared to net cash provided by financing activities of $2,162,150 for 2008. The increase of net cash outflow from financing activities for 2009 was mainly due to the repayment of bank loan of $2,195,872 borrowed in August of 2008.

Further, we propose to revise the statement in our prior comment 12 that the loan payable “is now disclosed in the liquidity and capital resources section.”  Rather, the $527,225 unsecured, due on demand, non-interest bearing loan payable was disclosed under: (i) Item 13. Certain Relationships and Related Transactions, and Director Independence on page 26 of the 10-K, and (ii) Note 7 – Related Party Transactions on page F-16 of the 10-K.

Item 12, Security Ownership…, page 25

5.	Please revise your response to prior comment 17 to:

•
tell us how your disclosure of no beneficial ownership of common stock for Jin Meibin, Ruxiang Pan, and Huoqing Yang is consistent with the information in footnote 3.  Also revise the “Total” column, as appropriate; and

•
clarify the percentage of the class of shares beneficially owned for each class of your voting securities; for example, we note that you do not indicate the percentage of your preferred shares owned by Jin Meibin, Ruxiang Pan, and Huoqing Yang.

Response:

With respect to our response to prior comment 17, our disclosure of no beneficial ownership of common stock for Jin Meibin, Ruxiang Pan, and Huoqing Yang is consistent with the information in footnote (3) because as described in footnote (1), beneficial ownership of common stock was determined, as of March 31, 2010, as the number of shares of common stock which may be acquired on exercise of warrants or options or conversion of convertible securities within 60 days. The Series A Preferred Stock is mandatorily convertible into one share of the Company’s common stock on June 29, 2011. Because the number of Series A Preferred Stock owned by each of Jin Meibin, Ruxiang Pan, and Huoqing Yang was not convertible within 60 days of March 31, 2010, the shares of common stock underlying their Series A Preferred Stock was correctly reported as none. However, because each of Jin Meibin, Ruxiang Pan, and Huoqing Yang are not deemed to be beneficial owners of the Common Stock underlying their respective shares of Series A Preferred Stock as of March 31, 2010, we propose to revise the "Total" column as set forth below.

We also propose to clarify the percentage of the class of shares beneficially owned for each class of our voting securities by revising the table from our response to prior comment 17 as follows:

The following table sets forth certain information with respect to the beneficial ownership of our voting securities by (i) any person or group owning more than 5% of any class of voting securities, (ii) each director, (iii) our chief executive officer and president and (iv) all executive officers and directors as a group as of March 31, 2010.

116 West 23rd Street, 5th Floor, New York, NY 10011

	Amount and Nature of Beneficial Ownership (1)
Name and Address of Beneficial Owner	Common Stock	Options	Preferred Shares (2)	Total	Percentage of Common Stock (%)(2)	Percentage of Preferred Shares (%)(3)	Percentage of Voting Power (%)(2)
Owner of More than 5% of Class

Jin Meibin Unit 57-71 High Tech Industrial Park, Nan Shan District, Shenzhen, PRC 518050	0	0	2,500,000	0	-	33%	27.0%

Ruxiang Pan Unite No. 5A, Zuanshi Ge. Fuqiang Yi Tian Ming Yuan, Futian District, Shenzhen, Guangdong Province, PRC	0	0	2,272,727	0	-	30%	24.5%

Huoqing Yang Haoyuan Chemical Company Limited Chengming Industrial Park, Shouguang City, Shandong Province, PRC	0	0	2,553,030	0	-	34%	27.5%

Ruizheng Cheng 2C-502 Yude Juayuan, Nanshan District, Shenzhen, Guangdong Province, PRC	682,848	0	0	682,848	5.8%	-	1.1%

Xiaohong Peng 501 Building A, Lixin Village, Xuefu Road, Nanshan District, Shenzhen, Guangdong Province,PRC	646,909	0	0	646,909	5.5%	-	1.0%

Guofu Xiong Dahonshan Iron No. 168 Wuchang Blved, Echeng District, Ezhou City, Hubei Province, PRC	1,276,342	0	0	1,276,342	10.8%	-	2.0%

Gold River Industrial Holding Limited (4) Room 806, Decheng Building, No 20, Queens E. Blvd., Hong Kong, China	1,078,182	0	0	1,078,182	9.1%	-	1.7%
Directors and Executive Officers (10)
Weihe Yu (5) Chairman	1,078,182	0	0	1,078,182	9.1%	-	1.7%

Fushun Li Chief Executive Officer, Director	0	0	0	0	-	-	-

Junfeng Chen Chief Financial Officer	0	0	0	0	-	-	-

All Directors and Executive Officers (6 persons)

(1)   In determining beneficial ownership of our common stock as of a given date, the number of shares shown includes shares of common stock which may be acquired on exercise of warrants or options or conversion of convertible securities within 60 days of that date. In determining the percent of common stock owned by a person or entity on March 31, 2010, (a) the numerator is the number of shares of the class beneficially owned by such person or entity, including shares which may be acquired within 60 days on exercise of warrants or options and conversion of convertible securities, and (b) the denominator is the sum of (i) the total shares of common stock outstanding on March 31, 2010 (11,863,390), and (ii) the total number of shares that the beneficial owner may acquire upon conversion of the preferred and on exercise of the options. Unless otherwise stated, each beneficial owner has sole power to vote and dispose of its shares.

(2) Each share of Series A Preferred Stock carries seven votes and converts into one-tenth of a share of common stock.  Voting power percentages are expressed on a pre-conversion basis. The number of shares of common stock underlying the Series A Preferred Stock, on an as-converted basis, for Jin Meibin, Ruxiang Pan, and Huoquin Yang is 250,000, 27,273, and 255, 303 shares, respectively.

(3) The total shares of Series A Preferred Stock outstanding on March 31, 2010 was 7,575,757.

(4) Weihe Yu holds sole voting and dispositive power over the shares held by Gold River Industrial Holding Limited.

116 West 23rd Street, 5th Floor, New York, NY 10011

Item 13.  Certain Relationships and Related Transactions…, page 26

6.
Please expand your response to prior comment 18 to clarify the basis upon which Cuemei Fang, Dongrong Xu, and Zaoxian Fang are related persons.  Please also file your related party loan agreement as an exhibit.

Response:

Noted, we will expand our response to prior comment 18 to clarify the basis upon which Xuemei Fang, Dongrong Xu, and Zaoxian Fang are related persons as follows:

As of December 31, 2008, the Company had an unsecured, due on demand, and non interest-bearing loan from a shareholder, Xuemei Fang, of $174,600, which was repaid by the end of 2009.  Xumei Fang is the legal representative and former shareholder of Shenzhen E'Jenie Technology Development Co., Ltd.

As of December 31, 2009, the Company had $527,225 unsecured, due on demand, and non-interest bearing loans payable to Dongrong Xu and Zaoxian Fang, the original owners of Shenzhen Anytone, for $448,141 and $79,084, respectively, in connection with the acquisition of Shenzhen Anytone by Anytone International.  Dongrong Xu is Shenzhen Anytone’s legal representative and former shareholder, and Zaoxian Fang is Shenzhen Anytone’s former shareholder.

As of December 31, 2010, the Company has $527,225 outstanding.

Please note that there was no written related party loan agreement.

7.
Please expand your response to prior comment 19 to tell us why you did not disclose your $262,380 unsecured, due on demand, and non-interest bearing advance to the original owners of Anytone International, mentioned in Note 6 on page F-13 of your Form 10-Q for the fiscal quarter ended June 30, 2010, in your disclosure of related party transactions on page 26.

Response:

Disclosure of the unsecured, due on demand, and non-interest bearing advance to the original owners of Anytone International was missed by error and we undertake to amend our Form 10-K to add disclosure of the $262,380 advance to the liquidity and capital resources section, and “Item 13. Certain Relationships and Related Transactions, and Director Independence” section of the report.

Financial Statements, page 31

Consolidated Balance Sheets, page F-3

8.
Your response to our prior comment 23 did not address why your current presentation of deferred compensation is in accordance with U.S. GAAP.  As we requested in our prior comment, please cite the specific applicable U.S. GAAP to support your presentation of $(2,448,493) of deferred compensation as a decrease in equity.  It appears the guidance at FASB ASC 718 and SAB 107 precludes your current presentation.

Response:

We acknowledge the guidance at FASB ASC 718 and SAB 107 precludes our current presentation on shares issued to consultants.  We also acknowledge that according to ASC 505-50-25-6, a grantor shall recognize the goods acquired or services received in a share-based payment transaction when it obtains the goods or as services received.  A grantor may need to recognize an asset before it actually receives goods or services if it first exchanges share-based payment for an enforceable right to receive those goods or services.

Contradictorily, according to FASB CON-6: assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events. It is not probable at the grant date that the consulting services will be rendered by the consultants as there is no large disincentive if consultants are not performing their services, and the consultants may not perform. Losing the shares for non performance is not considered as large disincentive. In addition, the future economic benefits are not controlled by the Company.

Therefore, in the Company’s opinion, the unamortized future consulting services costs do not meet the definition of an asset, and accordingly, should not be recorded as asset.

Notes to Consolidated Financial Statements, page F-7

Note 2 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

9.
We note that you provided proposed disclosure regarding your revenue recognition policy in response to our prior comment 24.  Based on the referenced disclosures it is not apparent how your revenue recognition policy meets all four criteria described in SAB Topic 13 (A)(1).  Please explain in greater detail how your policy meets each of the four criteria and provide us with any necessary revisions to your proposed future disclosures.

116 West 23rd Street, 5th Floor, New York, NY 10011

Response:

Noted, we propose to revise the disclosure of our revenue recognition policy for future filings as below:

The Company manufactures and distributes batteries, battery shells and covers for cellular phones in PRC. The Company’s revenue recognition policies are in compliance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) 104 (codified in FASB ASC Topic 605). Sales revenue is recognized when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. No revenue is recognized if there are significant uncertainties regarding the recovery of the consideration due or the possible return of goods. Payments received before satisfaction of all relevant criteria for revenue recognition are recorded as unearned revenue.

Sales revenue represents the invoiced value of goods, net of value-added tax (“VAT”). All of the Company’s products sold in the PRC are subject to Chinese value-added tax of 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing the finished product. The Company records VAT payable and VAT receivable net of payments in the financial statements. The VAT tax return is filed offsetting the payables against the receivables. Sales and purchases are recorded net of VAT collected and paid as the Company acts as an agent for the government.

Form 10-Q for the Quarterly Period Ended March 31, 2010

10.	We will continue to evaluate your response to prior comment 29 after you file revised Form 10-Q mentioned in that response.

Response:

Noted, we acknowledge that the sec will continue to evaluate our response to prior comment 29 after we file our revised Form 10-Q mentioned in that response.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Financial Statements, page 3

Consolidated Statements of Cash Flows, page 5

11.
In your response to our prior comment 26 we see you slated that the investment had been financed with a payable, therefore, the payment of this liability is characterized as a financing activity.  Please tell us why you did not present the transaction as a noncash activity in the period the debt was issued and present it as an investing activity in the period the debt was paid.  Please refer to FASB ASC 230-10-50-3 and FASB ASC 230-10-55-13.  Alternatively, tell us why you continue to believe the current presentation is appropriate.

Response:

On November 19, 2009, the Company entered into a share exchange agreement with Anytone International and Shenzhen Anytone. Shenzhen Anytone is a subsidiary of Anytone International, collectively referred as Anytone. Pursuant to the Share Exchange Agreement, the Company issued the shareholders of Anytone International 3,593,939 shares of the Company's Common Stock with a restrictive legend, and agreed to pay $10,000,000.  As of December 31, 2009, $5,000,000 has been paid; the remaining $5,000,000 was paid during the quarter ended June 30, 2010 with no interest.

We’ve presented the 1st $5 million payment at acquisition date as cash used in investing activities, and the remaining $5 million payable as noncash items in the cash flow statement for the year ended December 31, 2009, please also refer to “supplemental cash flow disclosure” in F-9 in the 10K of 2009.  We’ve repaid the remaining 2nd $5 million in the second quarter of 2010 and presented it as “Repayment of acquisition liability for Anytone” under the financing activities.  As we’ve explained in earlier response: The investment was financed with a payable; therefore, payment of this liability is characterized as a financing activity. According to ASC Topic 230-10-05-2, Financing Activities are defined as follows:  Financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; receiving restricted resources that by donor stipulation must be used for long-term purposes; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.

Notes to Consolidated Financial Statements, page 6

Note 14.  Acquisition of Anytone, Newpower and Unaudited Pro Forma Financial Information, page 17

12.
In your response to our prior comment 27 you stated that you had accounted for the acquisition of New Power as having occurred on January 12, 2010, which appears to be the acquisition date.  If that is the case, then please remove the disclosure that “for convenience of reporting the acquisition for accounting purposes, December 31, 2009 was designated as the acquisition date” in future filings.  Also in this regard, as we previously requested, please tell us if the prior Newpower shareholders had or have any relationship with the prior shareholders of Anytone.

116 West 23rd Street, 5th Floor, New York, NY 10011

Response:

Noted, the Company proposes to remove the disclosure that “for convenience of reporting, the acquisition for accounting purposes, December 31, 2009 was designated as the acquisition date” in future filings. Further, the prior New Power Shareholders does not and did not have any relationships with the prior shareholders of Anytone.

13.
Refer to our prior comment 28.  Please note that FASB ASC 805-30-30-7 states that “The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date, fair values of the assets transferred by the acquirer…”.  Please quantify the difference between the fair value of the shares issued in your Anytone and Newpower acquisitions determined based on the fair value of the shares on the date(s) of their issuance and the values assigned to the share as currently recorded in your financial statements.

Response:

The fair value of the shares issued in Anytone acquisition determined based on the fair value of the shares at the acquisition date is $23,719,997; the values assigned to the shares as currently recorded in our financial statements is $23,188,094.

The fair value of the shares issued in Newpower acquisition determined based on the fair value of the shares at the acquisition date is $15,516,674; the values assigned to the shares as currently recorded in our financial statements is $11,490,726.

Item 9A(T).  Controls and Procedures, page 21

14.
We note that you concluded that disclosure controls and procedures and internal control over financial reporting were effective.  We also note that you identified various weaknesses in your internal controls, including the lack of expertise in U.S. accounting principle among the personnel in the company.  Given the aforementioned, please explain how you considered these internal control weaknesses in concluding your disclosure controls and procedures and internal control over financial reporting were effective.

Response:

Although the Company identified various weaknesses in our internal controls, including the lack of expertise in U.S. accounting principles among the personnel in the Company, we have determined that the controls, procedures and internal control over financial reporting were effective because of the Company’s hiring of an external U.S. based CPA firm (the “CPA Firm”) to prepare the financial statements on GAAP basis.  The CPA Firm’s partner in charge has over 10 years of experience in preparing U.S. GAAP based financial statements for public companies.  The professional at the CPA Firm also had daily contact with Company personnel to ensure that all pertinent accounting issues are properly analyzed and disclosed in the financial statements. Based upon the foregoing, the Company was able to maintain disclosure controls and procedures with the assistance and expertise of the CPA Firm, and accordingly, is able to conclude that their disclosure controls and procedures and internal control over financial reporting were effective.

15.
We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following:

a)	Please tell us how you evaluate and assess internal control over financial reporting:

•
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

•	Please describe how your internal audit function impacted your evaluation of your internal control over financial reporting.

116 West 23rd Street, 5th Floor, New York, NY 10011

Response:

In connection with our process to determine whether our internal control over financial control was effective, the Company has adopted procedures to address financial reporting risks that are relevant to all locations where we have operations. Specifically, the Company and its subsidiaries each have their own financial departments with financial and accounting professionals.  The Company has implemented financial and accounting policies that are applicable to the entire business of the Company. All financial statements, accounting and financial information processes of our subsidiaries need to follow the Company’s policies. Financial or accounting professionals in the financial departments of each subsidiary include the CFO, financial manager, and accountants. All such professionals hold a degree in accounting. The accountants in each subsidiary record and prepare each subsidiary’s trial balance. The financial manager then reviews and adjusts these trial balances to prepare the financial statements based on Chinese GAAP. In addition, the financial managers supervise the accountants in their financial departments. After the financial statements are prepared, the CFO in each subsidiary reviews and confirms that these reports comply with Chinese GAAP. Then, the Company’s CFO will have a final review of these financial statements under PRC GAAP. These financial statements will also be sent to the Company’s external accountant who is a professional of US GAAP to help the Company on conversion of the financial statements from PRC GAAP to US GAAP, and prepare the consolidated financial statement and review the consolidated financial statement with the Company’s CFO together. Under this procedure, the Company believes that the financial reporting risk is under control.

When the Company’s internal audit function finds anything that may not comply with the Company’s accounting policies and Chinese GAAP or anything that is unreasonable, the Company’s internal audit group will set a meeting with all relevant staff of the Company to address the problem and correct it promptly.

b)	Please tell us how you maintain your books and records and prepare your financial statements:

●
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

●
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response:

The Company’s operating subsidiaries maintains their books and records in accordance with accounting standards generally accepted in the People’s Republic of China (“PRC GAAP”); its financial statements are converted to U.S. GAAP for financial statement reporting purposes on a quarterly basis.  The Company provides its internally generated financial statements and related supporting schedules prepared under PRC GAAP in Renminbi Yuan (“RMB”) to the Company’s contracted a U.S. certified public accountant (the “Company CPA”), who is unrelated to the Company’s independent registered public accounting firm, for conversion and consolidation. The Company’s CPA then prepares the Company’s consolidated financial statements and footnotes under U.S. GAAP in US dollars by preparing:  adjusting/converting entries for the purpose of converting the financial statements from PRC GAAP to U.S. GAAP; a consolidating financial statements worksheet and related schedules; and footnote disclosures with related schedules and worksheets to support the numbers disclosed in the footnote, using the PPC Disclosure Check List as guidance.  The Company’s CPA then provides her work to the Company’s management and its auditor for review/audit, answers any questions raised by the auditor or management and posts additional review/audit entries from the auditor, if necessary. Once all comments and issues are cleared with confirmation from the Company’s auditor, the financial statements are provided to the Company’s board of directors for review and approval prior to filing.

c)
Please tell us the background of the people involved in your financial reporting. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has relating to U.S. GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

116 West 23rd Street, 5th Floor, New York, NY 10011

Response:

1.
CFO of New Energy Systems Group: Graduated from Wuhan University with an Accounting degree. He has approximately 10 years of experience in accounting in China. Also, he has full experience and knowledge about Chinese accounting regulations. In addition, he has limited knowledge of U.S. GAAP.

2.
CFO of Shenzhen Anytone Technology Co., Ltd.: Graduated from Zhongnan University of Economics and Law with an Accounting degree. He has more than 11 years of experience in accounting and finance, including working in an accounting firm for 2 years. He has sufficient knowledge about Chinese accounting regulations.  He has studied and maintains limited knowledge regarding U.S. GAAP.

3.
CFO of Shenzhen NewPower Technology Co., Ltd.: Graduated from Wuhan University with an Accounting degree. He has worked in accounting in China for approximately 10 years, with full experience and knowledge about Chinese accounting regulations. He has basic knowledge regarding U.S. GAAP.

4.
Financial Manager of Shenzhen E’Jenie Technology and Development Co., Ltd.: Graduated from Xianning Teacher University with an Accounting degree. After graduation, she gained significant amount of working experience in accounting and finance. Through this experience, she earned and maintains full knowledge about Chinese accounting regulations. In addition, she learned and maintains an understanding of U.S. GAAP.

The Company’s CPA is also involved in the preparation of our financial statements as discussed in response to comment 15b above.

d)	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

The Company retains an accounting firm to prepare its financial statements and assist the Company with its financial disclosures.  Her information is as follows:

•	Name and Address: Yvonne Zhang, Certified Public Accountant (DBA: V Trust Accounting and Tax Services); 32 S Almansor St., Alhambra, CA 91801

•	Qualifications and Personnel: The person who prepares the Company’s financial statements is Yvonne Zhang, who is a U.S. CPA, licensed in the State of California.

•
Reasons for Qualification:  The Company CPA is qualified to prepare the Company’s financial statements because she is a CPA and has approximately 10 years of experience working in various U.S. accounting firms supervising, planning and performing financial statement audits and reviews (for both SEC reporting and private companies), preparing financial statement compilations and related footnote disclosures and special reports, and preparing corporate, partnership and personal income tax returns.  She has a strong background in accounting systems and financial operations reporting in a variety of industries including trading, high technology, professional services, real estate investments, energy, foods, entertainment and shipping.  Specific to the Company’s operations and business model, the Company’s CPA has traveled extensively to mainland China to lead audit teams to conduct SEC financial statement audits for U.S. publicly-traded companies with main operating subsidiaries located in China.  In addition, she has experience performing CFO duties for another publicly traded company with primarily China-based operations, where she supervised and trained Chinese accounting staffs in US GAAP.  She also has experience of performing the duties as independent director and Chairman of Audit Committee for other publicly traded companies with primarily China-based operations. Her professional designations include:  Member of AICPA; and Institute of Management Accountants.

•
Hours Spent Performing Company’s Work: During 2009, the Company’s CPA spent approximately 180 hours preparing the Company’s financial statements. During 2010, the Company’s CPA spent approximately 220 hours preparing the Company’s financial statements.

•	The Company paid $10,000 to the Company’s CPA in connection with the preparation of the Company’s financial statements for the most recent fiscal year ended December 31, 2009.

e)
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each individual in connection with the preparation  of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

116 West 23rd Street, 5th Floor, New York, NY 10011

Response:

There are no such individuals who are not our employees and not employed by an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

f)	We noted disclosures on page 27 of your 2009 Form 10-K that you do not have a separately created audit committee:

•	Please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

Response:

During 2009, there were 2 members of the Company’s Board of Directors, Fushun Li, who was appointed on May 5, 2009, and Weihe Yu, who was appointed on December 10, 2009. Both Fushun Li an Weihe Yu have a general understanding of U.S. GAAP and internal control over financial reporting. However, during 2009, the Board of Directors consulted with the Company’s U.S. based CPA firm (the “CPA Firm”) regarding all issues concerning U.S. GAAP and internal control over financial reporting and worked closely with the CPA Firm on all matters relating to U.S. GAAP and internal control over financial reporting.

As we described in our Current Report on Form 8-K filed with the SEC on June 17, 2010, on June 11, 2010, the Company’s Board of Directors appointed Mr. Elan Yaish as a new director of the Company, and approved the establishment of an Audit Committee. Currently, the Company’s Audit Committee is comprised of three independent board members, namely, Elan Yaish (Chairman), Shuxian Cui, and Li Liu. With the appointment of Mr. Elan Yaish, and the establishment of the Audit Committee, the Board of Directors has extensive knowledge of U.S. GAAP and internal control over financial reporting.

Mr. Elan Yaish is a licensed CPA in New York and a member of the AICPA and NYSSCPA. He is the president of ERS Associates, Ltd. He provides business and financial advisory services to publicly traded and privately held companies including capital raising, strategic planning, M&A, SEC reporting and compliance and stock exchange transactions. From 2002 to 2005, Mr. Yaish was the CFO and VP of Finance and Assistant Secretary in Manchester Technologies, Inc. He directed Sarbanes-Oxley and all SEC reporting and filing requirements.  From 2000 to 2002, Mr. Yaish was the assistant VP of Finance in Comverse Technology, Inc. He managed all SEC reporting and filings for the company with over 50 subsidiaries worldwide. From 1996 to 2000, Mr. Yaish was the VP of Finance and Controller in Trans-Resources, Inc. He managed accounting finance, SEC reporting and filings for the company. Mr. Yaish received his Bachelor of Science in Accounting from Yeshiva University Sy Syms School of Business in 1992. He continued his studies abroad at Yeshivat Sha’alvim, Israel.

116 West 23rd Street, 5th Floor, New York, NY 10011

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Jufeng Chen
Jufeng Chen
Chief Financial Officer